                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        NOBEL EDUCATION DYNAMICS, INC.
                                (Name of issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of class of securities)

                                    65488410

                                 (CUSIP number)


                               Hugh Steven Wilson
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                       Los Angeles, California 90071-2007
                                 (213) 485-1234
                -------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                January 14, 1998
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




                               Page 1 of 31 Pages
                           Exhibit Index is on Page 28

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          KU LEARNING, L.L.C.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          WC, AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          EDU, L.L.C.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          WC, AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          KNOWLEDGE UNIVERSE, L.L.C.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          WC, AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          ET HOLDINGS, L.L.C.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          ET CONSOLIDATED, L.L.C.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          HAMPSTEAD ASSOCIATES, L.L.C.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          MOLLUSK HOLDINGS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          CEPHALOPOD CORPORATION
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          LAWRENCE INVESTMENTS, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          LAWRENCE J. ELLISON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          RIDGEVIEW ASSOCIATES, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          MICHAEL R. MILKEN
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [X]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     65488410

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          LOWELL J. MILKEN
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [X]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,283,500. See Item 5.
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,283,500. See Item 5.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,283,500. See Item 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

        This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Nobel Education Dynamics, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is Rose Tree Corporate Center II, 1400 N. Providence Road, Suite 3055, Media, Pennsylvania 19063.

ITEM 2.  IDENTITY AND BACKGROUND

        This Schedule is being filed by KU Learning, L.L.C., a Delaware limited liability company ("KU Learning"), EDU, L.L.C., a Delaware limited liability company ("EDU"), Knowledge Universe, L.L.C., a Delaware limited liability company ("Knowledge Universe"), ET Holdings, L.L.C., a Delaware limited liability company ("ET Holdings"), ET Consolidated, L.L.C., a Delaware limited liability company ("ET Consolidated"), Hampstead Associates, L.L.C., a Delaware limited liability company ("Hampstead"), Mollusk Holdings, LLC, a California limited liability company ("Mollusk"), Cephalopod Corporation, a California corporation ("Cephalopod"), Lawrence Investments , LLC, a California limited liability company ("Lawrence"), Lawrence J. Ellison, an individual, Ridgeview Associates, LLC, a California limited liability company ("Ridgeview"), Michael
R. Milken, an individual, and Lowell J. Milken, an individual (collectively, the "Reporting Persons"). Except as otherwise indicated, the principal executive offices and principal business of the Reporting Persons are located at 844 Moraga Drive, Los Angeles, California 90049.

        The principal business of KU Learning is to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education. EDU is a member of KU Learning. The principal business of EDU is to act as a member of KU Learning and other affiliated companies. Knowledge Universe is the manager and a member of KU Learning. The principal business of Knowledge Universe is to act as an operating company and to acquire interests in, and/or operate, other companies and businesses, primarily, but not limited to, companies and businesses engaged in education and related industries.

        ET Holdings is the manager of Knowledge Universe. The principal business of ET Holdings is to act as the manager and as a member of Knowledge Universe. ET Consolidated is the manager of ET Holdings. The principal business of ET Consolidated is to act as the manager and a member of ET Holdings. Hampstead is the manager of ET Consolidated and EDU. The principal business of Hampstead is to act as the manager and as a member of ET Consolidated, EDU and other affiliated companies. Ridgeview is the manager of Hampstead. The principal business of Ridgeview is to act as the manager and as a member of Hampstead and other affiliated companies.

        Michael R. Milken and Lowell J. Milken are the managers of Ridgeview; each of whom is also a member of the Board of Directors of Knowledge Universe, ET Holdings, ET Consolidated and Hampstead. The principal business occupation of Michael R. Milken is to act as a director of Knowledge Universe. The principal business occupation of Lowell J. Milken is to act as a director of Knowledge Universe.

        The principal business of Mollusk is to act as a member of Hampstead and affiliated companies. Mollusk may also act as, or appoint, a co-manager of Hampstead. The principal executive offices and principal business of Mollusk are located c/o Andrew L. Dudnick, 351 California Street, 15th Floor, San Francisco, CA 94104. Cephalopod and Lawrence are the managers of Mollusk.

        The principal business of Cephalopod is to act as a member and manager of Mollusk and other entities. The principal executive office and principal business of Cephalopod are located c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065. Lawrence J. Ellison ("Ellison") owns 100% of the equity securities of Cephalopod.

        The principal business of Lawrence is to act as a member and manager of Mollusk and other entities. Ellison and Philip B. Simon are the managers of Lawrence. The principal executive office and principal business of Lawrence are c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, California 94596.

         The principal business occupation of Ellison is Chairman and Chief Executive Officer of Oracle Corporation. The principal executive office and principal business of Oracle Corporation are located at 500 Oracle Parkway, Redwood Shores, California 94065. Ellison is also a member of the Board of Directors of Knowledge Universe, ET Holdings, ET Consolidated and Hampstead. Michael R. Milken, Lowell J. Milken and Ellison may each be deemed to be controlling persons of Hampstead, ET Holdings, ET Consolidated, Knowledge Universe and KU Learning. Michael R. Milken and Lowell J. Milken may each be deemed to be a controlling person of Ridgeview; Ellison may be deemed to be a controlling person of Mollusk, Cephalopod and Lawrence.

        The name, citizenship, business address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers, if any, and directors, if any, of the Reporting Persons are set forth in Appendix I hereto, which is incorporated herein by reference.

        During the last five years none of the Reporting Persons nor any of the members, directors or executive officers of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        On March 11, 1991, in the action entitled In the Matter of Michael R. Milken, the Securities and Exchange Commission (the "SEC") instituted a proceeding (Administrative Proceeding File No. 3-7461) pursuant to Section 15(b)(6) of the Securities Exchange Act of 1934

(the "Exchange Act") (Release No. 34-28951) and ordered that Michael R. Milken be barred from association with any broker, dealer, investment adviser, investment company, or municipal securities dealer. On April 24, 1990, Michael
R. Milken consented to the entry of a final judgment in the U.S. District Court for the Southern District of New York in Securities and Exchange Commission v. Drexel Burnham Lambert Incorporated, et al. (88 Civ. 6209(MP)), restraining and enjoining Michael R. Milken from engaging in transactions, acts, practices and courses of business which constitute or would constitute violations of, or which aid and abet or would aid and abet violations of, Section 7(c), 7(f), 9(a)(2), 10(b), 13(d), 14(e), 15(c)(3) and 17(a)(1) of the Exchange Act [15 U.S.C.
Sections 78g(c), 78g(f), 78i(a)(2), 78j(b), 78m(d), 78n(e), 78o(o)(3), and
78q(a)(1)], and Regulations T and X and Rules 10b-5, 10b-6, 13d-1, 13d-2, 14c-3, 15c3-1, 17a-3 and 17a-4 promulgated thereunder [12 C.F.R. Sections 220.1, et seq. and 224.1, et seq., and 17 C.F.R. Sections 240.10b-5, 10b-6, 13d-1, 13d-2,
14e-3, 15c3-1, 17a-3 and 17a-4] and Section 17(a) of the Securities Act of 1933 ("Securities Act") [15 U.S.C. Section 77q(a)].

        On March 11, 1991, in the action entitled In the Matter of Lowell J. Milken, the SEC instituted a proceeding (Administrative Proceeding File No. 3-7462) pursuant to Section 15(b)(6) of the Exchange Act (Release No. 34-28950) and ordered that Lowell J. Milken be barred from association with any broker, dealer, investment adviser, investment company, or municipal securities dealer. On April 24, 1990, Lowell J. Milken consented to the entry of a final judgment in the U.S. District Court for the Southern District of New York in Securities and Exchange Commission v. Drexel Burnham Lambert Incorporated, et al. (88 Civ. 6209(MP)), restraining and enjoining Lowell J. Milken from engaging in transactions, acts, practices and courses of business which constitute or would constitute violations of, or which aid and abet or would aid and abet violations of, Section 7(c), 7(f), 9(a)(2), 10(b), 13(d), 14(e), 15(c)(3) and 17(a)(1) of
the Exchange Act [15 U.S.C. Sections 78g(c), 78g(f), 78i(a)(2), 78j(b), 78m(d), 78n(e), 78o(o)(3), and 78q(a)(1)], and Regulations T and X and Rules 10b-5, 10b-6, 13d-1, 13d-2, 14c-3, 15c3-1, 17a-3 and 17a-4 promulgated thereunder [12
C.F.R. Sections 220.1, et seq. and 224.1, et seq., and 17 C.F.R. Sections 240.10b-5, 10b-6, 13d-1, 13d-2, 14e-3, 15c3-1, 17a-3 and 17a-4] and Section
17(a) of the Securities Act [15 U.S.C. Section 77q(a)].

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The amount of funds used to purchase the shares of the Common Stock covered by this Schedule 13D (the "Shares") was approximately $8,045,875 (excluding brokerage commissions). Of such amount, $5,625,000 was provided to KU Learning by Knowledge Universe as a capital contribution. The source of this capital contribution was Knowledge Universe's working capital. EDU used $2,420,875 from its working capital to purchase the balance of the Shares, which Shares were subsequently distributed to Knowledge Universe, which in turn contributed those Shares to KU Learning as a capital contribution. Knowledge Universe and EDU have received direct and indirect capital contributions from the Reporting Persons and from members of ET Holdings, ET Consolidated, Ridgeview and Lawrence who are not Reporting Persons. Neither Knowledge Universe nor EDU received capital contributions in contemplation of any purchase of Shares.

ITEM 4.  PURPOSE OF TRANSACTION

        The Reporting Persons acquired the Shares in order to obtain an equity position in the Company. The Reporting Persons intend to review on a continuing basis their investment in the Shares in light of the factors discussed herein.

        The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional shares in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. The Reporting Persons may also explore a transaction with the Company involving the possible acquisition of additional securities from the Company which could result in the Reporting Persons controlling a significantly larger portion of the equity in the Company, including possibly a majority of the ownership of the Company. The Reporting Persons may request representation on the Board of Directors of the Company. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions; on-going evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

        Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions.

        Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

        The Reporting Persons beneficially own an aggregate of 1,283,500 shares of the Common Stock. KU Learning has the power to vote and dispose of all such shares. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, there were 6,051,565 shares of the Common Stock outstanding as of November 4, 1997. On that basis, the Reporting Persons' Shares constitute approximately 21.2% of the outstanding shares of the Common Stock.

        EDU is a Reporting Person because it purchased a portion of the Shares which are now held by KU Learning. Knowledge Universe is the manager of KU Learning, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by KU Learning. ET Holdings is the manager and a member of Knowledge Universe, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Knowledge Universe. ET Consolidated is the manager and a member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Holdings. Hampstead is the manager and a member of ET Consolidated, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Consolidated. Mollusk, as a member of Hampstead, and by virtue of its ability to act as, or appoint, a co-manager of Hampstead, may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of any shares of the Common Stock beneficially owned by Hampstead. Cephalopod and Lawrence are the managers and members of Mollusk, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Mollusk. Ridgeview is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Hampstead. Michael R. Milken, Lowell J. Milken and Ellison may each be deemed to be a controlling person of Hampstead, ET Consolidated, ET Holdings, Knowledge Universe and KU Learning and, in such capacity, may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by those entities. Michael R. Milken and Lowell J. Milken may each be deemed to be a controlling person of Ridgeview and Ellison may be deemed to be a controlling person of Cephalopod and Lawrence and, in such capacities, they may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Ridgeview, in the case of Michael R. Milken and Lowell J. Milken, and Cephalopod and Lawrence, in the case of Ellison.

        All transactions in the Common Stock effected by the Reporting Persons during the past 60 days are set forth in Appendix II hereto which is incorporated herein by reference. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or, the proceeds from the sale of, the Shares of the Common Stock covered by this
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        Except as set forth above, none of the Reporting Persons, nor any of their members, executive officers or directors, has any contracts, arrangements, understandings or relationships with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of January 23, 1998.

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1998         KU LEARNING, L.L.C.,
                                 a Delaware limited liability company

                                    /s/  RONALD PACKARD
                                 -----------------------------------------------
                                 By:     Ronald Packard
                                 Its:    Vice President and Treasurer

                                 EDU, L.L.C.
                                 a Delaware limited liability company

                                 By:     HAMPSTEAD ASSOCIATES, L.L.C.,
                                         a Delaware limited liability company
                                 Its:    Manager

                                 By:     RIDGEVIEW ASSOCIATES, LLC,
                                         a California limited liability company
                                 Its:    Manager

                                   /s/   LOWELL J. MILKEN
                                 -----------------------------------------------
                                 By:     Lowell J. Milken
                                 Its:    Manager


                                 KNOWLEDGE UNIVERSE, L.L.C.,
                                 a Delaware limited liability company

                                   /s/   STANLEY E. MARON
                                 -----------------------------------------------
                                 By:     Stanley E. Maron
                                 Its:    Secretary

                                 ET HOLDINGS, L.L.C.
                                 a Delaware limited liability company

                                   /s/   STEVEN B. FINK
                                 -----------------------------------------------
                                 By:     Steven B. Fink
                                 Its:    President


                                 ET CONSOLIDATED, L.L.C.,
                                 a Delaware limited liability company

                                 By:     HAMPSTEAD ASSOCIATES, L.L.C.,
                                         a Delaware limited liability company
                                 Its:    Manager

                                 By:     RIDGEVIEW ASSOCIATES, LLC,
                                         a California limited liability company
                                 Its:    Manager

                                   /s/   LOWELL J. MILKEN
                                 -----------------------------------------------
                                 By:     Lowell J. Milken
                                 Its:    Manager


                                 HAMPSTEAD ASSOCIATES, L.L.C.,
                                 a Delaware limited liability company

                                 By:     RIDGEVIEW ASSOCIATES, LLC
                                         a California limited liability company
                                 Its:    Manager

                                   /s/   LOWELL J. MILKEN
                                 -----------------------------------------------
                                 By:     Lowell J. Milken
                                 Its:    Manager

                                 MOLLUSK HOLDINGS, LLC,
                                 a California limited liability company

                                 By:     CEPHALOPOD CORPORATION
                                 Its:    Manager

                                   /s/  LAWRENCE J. ELLISON
                                 -----------------------------------------------
                                 By:    Lawrence J. Ellison
                                 Its:   Chief Executive Officer

                                 CEPHALOPOD CORPORATION,
                                 a California Corporation

                                   /s/   LAWRENCE J. ELLISON
                                 -----------------------------------------------
                                 By:     Lawrence J. Ellison
                                 Its:    Chief Executive Officer

                                 LAWRENCE INVESTMENTS, LLC,
                                 a California limited liability company

                                   /s/   LAWRENCE J. ELLISON
                                 -----------------------------------------------
                                 By:     Lawrence J. Ellison
                                 Its:    Manager

                                 RIDGEVIEW ASSOCIATES, LLC,
                                 a California limited liability company

                                   /s/   LOWELL J. MILKEN
                                 -----------------------------------------------
                                 By:     Lowell J. Milken
                                 Its:    Manager

                                   /s/   MICHAEL R. MILKEN
                                 -----------------------------------------------
                                 Michael R. Milken, an individual

                                   /s/   LOWELL J. MILKEN
                                 -----------------------------------------------
                                 Lowell J. Milken, an individual

                                   /s/   LAWRENCE J. ELLISON
                                 -----------------------------------------------
                                 Lawrence J. Ellison, an individual

                                   APPENDIX I


The following are the names, principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the individual directors and executive officers, if any, of each of the Reporting Persons. Each person listed below and each individual Reporting Person is a United States citizen.

KU LEARNING, L.L.C.
-------------------

                                                                 Principal Business Occupation
Name and Business Address        Position                        or Employment
-------------------------        --------                        -----------------------------
Thomas Kalinske                  Director                        President, Knowledge
1350 Old Bayshore                President                       Universe, L.L.C.
Suite 260
Burlingame, CA  94010

Ronald Packard                   Director                        Executive employee of
844 Moraga Drive                 Vice President and Treasurer    Knowledge Universe, L.L.C.
Los Angeles, CA  90049

Deborah Bond-Upson               Director                        Executive employee of
1350 Old Bayshore                Secretary                       Knowledge Universe, L.L.C.
Suite 260
Burlingame, CA  94010

EDU, L.L.C.
-----------


                                                                Principal Business Occupation
Name and Business Address        Position                       or Employment
-------------------------        --------                       -----------------------------
Lawrence J. Ellison              Director                       Chief Executive Officer,
Oracle Corporation, 500 Oracle                                  Oracle Corporation
Parkway
Redwood Shores, CA 94065

Lowell J. Milken                 Director                       Director, Knowledge Universe,
844  Moraga Drive                                               L.L.C.
Los Angeles, CA  90049

Michael R. Milken                Director                       Director, Knowledge Universe,
844 Moraga Drive                                                L.L.C.
Los Angeles, CA  90049

EDU has no executive officers.


KNOWLEDGE UNIVERSE, L.L.C.
---------------------------


                                                                Principal Business Occupation
Name and Business Address        Position                       or Employment
-------------------------        --------                       -----------------------------
Lawrence J. Ellison              Director                       (See above)
(See above)

Michael R.. Milken               Director                       (See above)
(See above)

Lowell J. Milken                 Director                       (See above)
(See above)

Steven B. Fink                   Vice Chairman                  Vice Chairman, Knowledge
844 Moraga Drive                                                Universe, L.L.C.
Los Angeles, CA  90049

Thomas Kalinske                  President                      (See above)
(See above)

Stanley E. Maron                 Secretary                      Shareholder, Maron & Sandler,
844 Moraga Drive                                                A Professional Corporation
Los Angeles, CA 90049

ET HOLDINGS, L.L.C.
-------------------

                                                                Principal Business Occupation
Name and Business Address        Position                       or Employment
-------------------------        --------                       -----------------------------
Lawrence J. Ellison              Director                       See above
(See above)

Michael R. Milken                Director                       See above
(See above)

Lowell J. Milken                 Director                       See above
(See above)

Steven B. Fink                   President                      See above
(See above)

Stanley E. Maron                 Secretary                      See above
(See above)



ET CONSOLIDATED, L.L.C. AND HAMPSTEAD ASSOCIATES, L.L.C.
--------------------------------------------------------


                                                                Principal Business Occupation
Name and Business Address        Position                       or Employment
-------------------------        --------                       -----------------------------
Lawrence J. Ellison              Director                       See above
(See above)

Michael R. Milken                Director                       See above
(See above)

Lowell J. Milken                 Director                       See above
(See above)



ET Consolidated and Hampstead have no executive officers.

RIDGEVIEW ASSOCIATES, L.L.C., MOLLUSK HOLDINGS,
LLC AND LAWRENCE INVESTMENTS, LLC.
-----------------------------------------------

        Ridgeview, Mollusk and Lawrence have no directors or executive officers.

CEPHALOPOD CORPORATION
----------------------


                                                                Principal Business Occupation
Name and Business Address        Position                       or Employment
-------------------------        --------                       -----------------------------
Lawrence J. Ellison              Director,                      See above
(See above)                      Chief Executive Officer,
                                 Chief Financial Officer,
                                 Secretary

Philip B. Simon                  President                      Partner, Howson & Simon
101 Ygnacio Valley Road,                                        CPA's L.P.
Suite 310                                                       101 Ygnacio Valley Road,
Walnut Creek, CA 94596                                          Suite 310
                                                                Walnut Creek, CA 94596

                                   APPENDIX II



                     TRANSACTIONS IN SHARES OF COMMON STOCK,
                 PAR VALUE $.001 PER SHARE (THE "COMMON STOCK")
                        OF NOBEL EDUCATION DYNAMICS, INC.


        The following is the description of the transactions in the Common Stock of the Company by the Reporting Persons since November 21, 1997. Except for the transactions among the Reporting Persons described below, all such transactions were purchases of shares of Common Stock effected through brokerage transactions on the NASDAQ National Market System.


                           AMOUNT OF SHARES OF COMMON
       DATE OF PURCHASE               STOCK                             PRICE PER SHARE
       ----------------    ---------------------------                  ---------------
           12/30/97                  10,000                                 $ 5.0000
           12/31/97                  30,000                                   5.2500
           01/14/98               1,000,000                                   5.6250
                                  ---------
                                  1,040,000


        In addition, on December 15, 1997, and on January 14, 1998, EDU distributed 243,500 and 40,000 Shares, respectively, to Knowledge Universe (the latter distribution consisting of the Shares purchased by EDU on December 30 and December 31, 1997, as reflected on the above chart). On the same dates, Knowledge Universe contributed the same Shares to KU Learning. For purposes of these distributions by EDU to Knowledge Universe and the corresponding capital contributions by Knowledge Universe to KU Learning, the Shares were valued at the previous trading day's closing price, i.e., $5.1250, per Share for the transactions on December 15, 1997, and $5.750 per Share for the transactions on January 14, 1998.

                                  EXHIBIT INDEX




Exhibit 1             Joint Filing Agreement